REG TECHNOLOGIES INC.
#240 – 11780 Hammersmith Way
Richmond, BC V7A 5E9
Phone: 604-278-5996     Fax: 604-278-3409 Toll Free: 800-665-4616
www.regtech.com

NEWS RELEASE

Reg Technologies Inc. (“Reg” or “RRE.V” or “REGRF”)

REG TECHNOLOGIES INC. HAS CALLED A SPECIAL MEETING TO SELL ITS INTEREST IN THE SILVERKNIFE PROPERTY IN BC.

For Immediate Release: October 26, 2011. Vancouver, BC - Reg Technologies Inc. (TSX) Venture Exchange: RRE.V, OTC BB: REGRF) has called a special meeting, for November 16, 2011, to sell its 45% interest in the Silverknife property, located in the Laird mining division in B.C., to Minewest Silver & Gold Inc. Reg Technologies Inc. has received 8 million shares of Minewest and $25,000 cash, and will retain a 5% NPI in the silver/lead/zinc prospect.

Minewest holds a 70% working interest, subject to a 10% net smelter return (NSI), in the Property. Teryl Resources Corp. holds 30% working interest, and a 10% NPI in the Property and will independently finance the Silverknife property. Reg Technologies Inc. will distribute Minewest shares on the basis of one share of Minewest for every 7 shares of Reg Technologies Inc. held. Reg Technologies Inc. will retain the balance of the Minewest shares after the completion of the distribution, approximately 3.5 million shares.

John Robertson, President of Reg Technologies, Inc., states, "The sale of the Silverknife property to Minewest will give the existing shareholders a direct share benefit in the new company and will assist in the development of the Silverknife property silver, lead and zinc prospect."

ABOUT MINEWEST SILVER & GOLD INC. (SILVERKNIFE CLAIMS)

The property lies on the northeastern flank of the Cassiar Mountains. The terrain of the area is moderately mountainous, with rounded peaks and ridges separated by broad U-shaped valleys. Property elevations range from 1,050 m ASL to 1,660 m ASL. Roughly 20% of the property is above tree line, which is at approximately 1,450 m ASL.

The Silverknife Property is contiguous to Silvercorp’s Silvertip silver-lead-zinc deposit which lies less than one (1) km from the Property boundary. Silvercorp has been active in the past two (2) years exploring and re-evaluating the Silvertip Property towards the initiation of mining operations. Recently, Silvercorp opened up a 50 man camp on the Silvertip Property and has announced plans to apply for a Provincial Small Mine Permit for an underground mining operation with a capacity of under 75,000 tonnes per year and all ancillary dewatering and related permits. Exploration diamond drilling from 10,000-20,000 meters is currently underway on the Silvertip Property.

The Silverknife mineral claims have been held continuously since they were staked in 1983 and are held in trust by Reg Technologies, Inc.
Through a series of Property agreements,

Reg Technologies, Inc. is retaining a 5% net profit interest in the Property. A one percent (1%) NSR is payable to SMR in relation to the Silverknife Property.

The Silverknife Property was worked extensively from 1984 through 1988 including geochemical soil sampling, VLF-EM surveys, Induced Polarization surveys and diamond drilling (totaling over 4,400 meters).

These projects located geochemical and geophysical anomalies considered high priority exploration targets as well as generated drill assay results from trace up to 4.2 meters of 29.3 oz/ton silver, 16.5 percent lead and 7.1 percent zinc (Hole 85-21).Sphalerite, galena and pyrite within these mineralized sections are associated with ran coloured siderite which has been interpreted as associated with the higher grace intersections.

REG TECHNOLOGIES INC.

Reg Technologies Inc. and REGI U.S., Inc. are developing for commercialization an improved axial vane type rotary engine known as the Rand Cam™/RadMax™ rotary technology used in the revolutionary design of lightweight and high efficiency engines, compressors and pumps. The RadMax™ engine has only two unique moving parts, the vanes (up to 12) and the rotor, compared to the 40 moving parts in a simple four-cylinder piston engine. This innovative design makes it possible to produce up to 24 continuous power impulses per one rotation that is vibration-free and extremely quiet. The RadMax™ engine also has multi-fuel capabilities allowing it to operate on fuels including gasoline, natural gas, hydrogen, propane and diesel. For more information, please visit www.regtech.com.

ON BEHALF OF THE BOARD OF DIRECTORS

Reg Technologies Inc.

“John Robertson”

John Robertson,
President

Contacts:       Reg Technologies Inc.

       John Robertson, 1-800-665-4616

READER ADVISORY

Statements in this press release regarding the business of Reg Technologies Inc. and REGI U.S, Inc. (together the “Companies’”) which are not historical facts are "forward-looking statements" that involve risks and uncertainties, including management's assessment of future plans and operations, and capital expenditures and the timing thereof, certain of which are beyond the Companies' control. There can be no assurance that such statements will prove accurate, and actual results and developments are likely to differ, in some case materially, from those expressed or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking statements contained in this press release are based on a number of assumptions that may prove to be incorrect, including, but not limited to: the impact of competitive products and pricing, the Companies' dependence on third parties and licensing/service supply agreements, and the ability of competitors to license the same technologies as the Companies or develop or license other functionally equivalent technologies; financing requirements; changes in laws, rules and regulations applicable to the Companies and changes in how they are interpreted and enforced,   delays

resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, the impact of general economic conditions in Canada, and the United States, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange, stock market volatility and market valuations of companies with respect to announced transactions. The Companies’ actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements, including those described in Reg Technologies’ financial statements, management discussion and analysis and material change reports filed with the Canadian Securities Administrators and available at www.sedar.com, and its Form 20-F filed with the United States Securities and Exchange Commission at www.sec.gov, and REGI’s Form 10-KSB annual report filed with the United States Securities and Exchange Commission at www.sec.gov. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, that the Companies will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. All subsequent forward-looking statements, whether written or oral, attributable to the Companies or persons acting on their behalf are expressly qualified in their entirety by these cautionary statements. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Companies do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities of the Company’s have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither the TSX, nor any other securities regulatory authority, approves of the adequacy or accuracy of the contents of this news release.